Aurora Cannabis and MedReleaf Confirm Supply Agreements with Ontario Cannabis Stores

Companies to Supply a Broad Variety of Products for the Emerging Adult Consumer Market

TSX: ACB

EDMONTON, Aug. 21, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) is pleased to confirm it, and its wholly-owned subsidiary MedReleaf, have entered into supply agreements with the Ontario Cannabis Stores, a key market in the Company's adult consumer use strategy. When government-run online sales commence on October 17, Aurora and MedReleaf will supply a broad range of dried flower and higher margin products, such as pre-rolls, oils and capsules.

"We are proud of the strong relationships we have built with provinces across the country. Our supply agreements with the Ontario Cannabis Stores are evidence of our commitment to working closely with them to deliver the products consumers want to buy, including those under the Aurora brand, San Raphael '71 and AltaVie." said Terry Booth, Aurora CEO. "With a population of more than 14 million people, Ontario is the largest adult consumer use market in Canada. Being a supplier to this market though the Aurora and MedReleaf brands provides us with a strong presence that positions us well to generate growth and build further brand recognition. We look forward to making our high-quality products available to the Ontario market, and to initiating a meaningful educational conversation about our products and the appropriate use of them."

Aurora, through its strategic investment in Alcanna (formerly Liquor Stores NA), the Edmonton, Alberta-based beverage alcohol retailer with approximately 230 retail outlets in Western Canada and Alaska, will establish a leading brand of cannabis retail outlets, as soon as government regulations permit. In preparing for the roll-out of a retail network, the companies have entered into an agreement governing the branding and operational aspects of the new cannabis stores.

Alcanna will reimagine the customer retail experience with fully immersive, state-of-the-art stores that offer an inviting and educational brand experience. Highly trained Category Specialists will engage new and experienced customers with superior product knowledge and socially responsible advice.

Aurora, its wholly owned subsidiaries and strategic partners have four production facilities and 29 patient education and counselling rooms in the province, making it one of the largest employers in the cannabis industry, in Ontario, with more than 400 employees. Regarded by many as the employer of choice in the global cannabis space, the Company expects to grow this number exponentially as it prepares to enter the private adult consumer use market in Ontario with its trusted and experienced retail partners.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and its first production facility, its recently acquired MedReleaf Markham facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes nine companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, Anandia Labs and MedReleaf - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

For more information about Aurora, please visit our investor website investor.auroramj.com.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2018/21/c4541.html

%SEDAR: 00025675E

For further information: MEDIA CONTACTS: Heather MacGregor, Director of Communications, Aurora Cannabis, M : (416) 509-5416, heather.macgregor@auroramj.com, www.auroramj.com; INVESTOR RELATIONS: Marc Lakmaaker, Vice President, Investor Relations, Aurora Cannabis, M: (647) 269-5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, Director, Investor Relations, Aurora Cannabis, M: (647) 331-7228, rob.kelly@auroramj.com, www.auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 21-AUG-18